JONES DAY

120, RUE DU FAUBOURG ST HONORE

75008 PARIS, FRANCE

TEL.: +33(0)1 56 59 39 39

FAX: +33(0)1 56 59 39 38

March 20, 2007

BY EDGAR AND FACSIMILE

Ms. Christine Adams

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3724

100 F Street, N.E.

Washington, DC 20549

Re:	France Telecom

Form 20-F for the year ended December 31, 2005

File N° 1-14712

Dear Ms. Adams:

We refer to the above-referenced filing of France Telecom (the “Company” or, with its subsidiaries, the “Group”), to the Staff’s comment letter dated September 20, 2006, to the Company’s response letter dated October 20, 2006, and to the Staff’s follow-up comment letter dated February 15, 2007. The Company has requested us to respond to the Staff’s most recent comment letter, dated February 15, 2007, relating to the Company’s annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”).

The Company has responded to all of the Staff’s comments either by (i) providing revised disclosure to comply with the comment in future filings, (ii) providing an explanation if the Company has not so provided revised disclosure or (iii) providing supplemental information as requested.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter which have been retyped in bold herein for your ease of reference).

Consolidated Statement of Income, page F-2

1.

We have considered the information you provided to us in response to comment #2 from our September 20, 2006 letter, as well as the proposed expanded disclosure in your notes to the financial statements. For the reasons described below, we continue to have concerns about your statements of profit and loss presentation and related policy disclosures.

While we understand the general rationale under IAS 1 for a subtotal within “Operating income”, it is unclear to us what subset of operating activities is shown below your subtotal. Please tell us what the company’s policy is for determining the items presented above and below the subtotal, and describe the defining features of those items. We further note that investors are unlikely to understand the distinction between the “gross operating margin” and “operating income” captions as the “gross operating margin” caption contains no information that distinguishes the attribute(s) it is intended to present.

Your response indicates that a separate presentation of the subtotal is required in order to enhance the predictive value of the income statement per paragraph 28 of the IASB Framework. If that is your policy, it is unclear to us how certain of the items meet those conditions. In particular, please explain your basis for presenting the below-mentioned items considering our comments presented below.

a.

It appears that the items included in “other operating income” and “other operating expense” are recurring in nature. Therefore, it is not clear to us how these items differ from those excluded from “gross operating margin”.

b.

Employee profit-sharing expense is a recurring operating expense of the company and appears to be predictable in nature. In this regard, we note that the computation of the employee profit sharing expense amount is based on net income.

c.

Shared-based compensation expense is a recurring operating expense of your company. It is not clear to us why you believe that, because the expense amount appears to depend on the French State’s decision regarding the factors mentioned in your response, it is appropriate to exclude this from the gross operating margin, and what makes this expense different from those included in the caption “Labour expenses”.

d.	Depreciation and amortization expense is a recurring, predictable operating expense.

e.	Impairment of goodwill, impairment of non-current assets, gains (losses) on disposal of assets, restructuring costs and share profit (losses) of associates appears to be recurring in nature.

In response to the Staff’s comment, the Company will remove Gross Operating Margin from the face of its consolidated income statement in its future filings.

However, the Company’s management believes that this performance measure, which is both auditable and audited and has been consistently applied over the periods presented, is the most appropriate measure for assessing the operating performance of the Group, as well as its segments and consolidated entities because it isolates those components that are within the control of the segments and entities. The Company’s objective to track the performance directly attributable to the current operations of the segments serves as the basis on which it determines which items are presented above and below this subtotal.

Above the subtotal, the Company includes external expenses, labor expenses and other operating expenses, which clearly relate to the current business operations at both the segment and Group levels. These expenses trigger immediate or rapid cash out and are under the control of the segment managers in the course of their day-to-day management of operations.

Below the subtotal, are the following main items:

-           employee profit sharing

-           share based compensation

-           depreciation and amortization expenses;

-           impairments;

-           gains and losses on disposal of assets;

-           restructuring costs;

The items listed above are excluded from Gross Operating Margin because they do not reflect how management assesses Group and segment performance, as further discussed below:

- Employee profit sharing

Employee profit sharing costs are mainly generated by mandatory legal requirements applicable to entities based in France and are computed on the basis of the unconsolidated net income of each such legal entity in the Group. As such, the costs are based on factors other than the operational performance of the entities. Also, the Group’s primary reportable segments reflect its business organization while the employee profit sharing costs as determined based on the results of French legal entities are not relevant to the performance of the business segments.

- Share based compensation

Share based compensation expenses result from decisions by the shareholders, especially with respect to the sale of shares in the Company by the French State. The latter are not related to the Group’s or its segments’ performance and are not within the control of management and historically represent the major expenses included in share-based compensation expenses.

- Amortization and depreciation

Amortization and depreciation expenses reflect the impact of generally long-term capital investments that cannot be significantly influenced by management in the short-term and for that reason the Company prefers to report Capital Expenditures (“Capex”) as a key indicator relating to current investment decisions.

- Impairment charges, restructuring expenses and gain and losses on disposal of assets

Impairment charges, restructuring expenses and gain and losses can be both infrequent and material and by their nature unpredictable in their amount and/or their frequency. As such, they are not included in the assessment of the performance of the Group and business segments.

Given the importance of Gross Operating Margin to the Company’s management (it is one of the bases for variable compensation and performance reviews of management) and to its ongoing reporting to the financial community, the Company will continue to discuss the measure in its filings and financial communications. Due to the nature and the basis of computation of this measure, it will disclose:

. The manner in which management uses Gross Operating Margin to conduct or evaluate its business,

. The economic substance behind management’s decision to use the measure,

. The material limitations associated with the use of Gross Operating Margin as compared to the most comparable GAAP measure,

. The manner in which management compensates for the limitations when using Gross Operating Margin,

. The substantive reasons why management believes that Gross Operating Margin provides useful information to investors

Therefore, the Company will add the following disclosure within the Operating and Financial Review and Prospects section of its future filings:

France Telecom’s management uses Gross Operating Margin, hereinafter “GOM “ (see the definition in section 5.10 “Financial glossary”). GOM corresponds to operating income before employee profit sharing, share based compensation, depreciation and amortization expense, impairment of goodwill and other non current assets, gains and losses on disposal of assets, restructuring costs and share of profits (losses) of associates. GOM is calculated by excluding (i) employee profit sharing and share based compensation expenses because such expenses are mainly based on either mandatory statutory requirements or depend mainly on the sale of shares by the French State and various shareholders decisions, and are excluded for the purposes of the internal analysis of Group and segment performance, (ii) amortization and depreciation because such expenses reflect the impact of generally long-term capital investments that cannot be significantly influenced by management in the short-term and (iii) impairment charges, restructuring expenses and gain and losses because these elements can be both infrequent and material and are by their nature unpredictable in their amount and/or their frequency.

France Telecom’s management believes that GOM is meaningful for investors because it provides an analysis of France Telecom’s operating results and segment profitability using the same measure used by management. GOM is one of the key measures used by France Telecom internally to (i) manage and assess the results of its operations as well as those of its business segments, (ii) make decisions with respect to investments and allocation of resources, and (iii) assess the performance of management personnel.

GOM also allows France Telecom to compare its results with those of other companies in the telecommunications sector without considering their asset structure. GOM, or similar measures used by France Telecom’s competitors, is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry.

GOM is not an explicit measure of financial performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. GOM should not be considered an alternative to operating income as an indicator of France Telecom’s operating performance, or as an alternative to cash flows from operating activities as a measure of France Telecom’s liquidity. Accordingly, France Telecom presents “Operating income” within the consolidated statement of income which encompasses all amounts which affect the Group’s operating results and cash flows. The reconciliation between Gross Operating Margin and operating income as reported in the consolidated income statement is set forth below.

[Reconciliation to be inserted in the 2006 Form 20-F]

2.1.8 Net Revenues, page F-13

Equipment Sales

2.

We refer to your response to comment #4. Explain to us in better detail your relationship with the retailer. Tell us whether the retailers/dealers acquire the handsets from you. If so, do they have inventory risk with respect to the handsets? Also, tell us whether the rebate amount you give the dealer is for the same amount of the discount given to the customer (i.e. whether you absorb 100% of the loss on the sale of the handset). Explain to us in more detail what you mean in the third paragraph of your response to our comment. Also, tell us whether your accounting policy is the same under IFRS and US GAAP.

The main role of the Company’s distributors is to sell the Company’s telecommunications services. In the markets where the Company operates, customers expect to acquire terminals at a substantially discounted price when they buy them in association with telecommunications services (known as a bundled offer).

The Company furnishes its distributors with terminals that they may sell either without telecommunication services, that is on a stand-alone basis, or as part of a bundled offer in conjunction with telecommunication services (which may be either through “postpaid” subscription or “prepaid” contracts); in the case of a bundled offer, the customer is provided with an Orange network “number” and the handset is usually SIM-locked. See the Company’s answer to the Staff’s comment #4.

Handsets are legally sold (i.e. they are not on consignment) to the distributor at a price (the “Original Selling Price”) that significantly exceeds the price that will be charged to the customer for handsets sold in a bundled offer. As illustrated in the next paragraph, the Company sets the distributor’s remuneration, which is payable upon activation of the telecommunication service, in such a manner that it is compensated for the negative margin on the sale of the handsets and remunerated for the subscriptions to the telecommunications service. The total remuneration is adjusted by the Company until the date of the sale/subscription to enable the distributor to offer a competitive price on the handset to the customer.

For example, the Company may set “Recommended Selling Prices” that are at a level that is competitive and consistent with the prices in the Company’s own retail outlet. Such Recommended Selling Prices are monitored on a continuing basis in order to stay competitive. At the time the handset is sold to the customer, the Company pays the difference between the Original Selling Price and the Recommended Selling Price plus commissions depending upon the duration and nature of the telecommunications contract sold by the distributor to the customer. Distributors have a strong incentive to sell the handset at the Recommended Selling Price because if they sell at a higher price they are not competitive with the Company’s outlets and if they sell at a lower price they lose the difference between such price and the Recommended Selling Price. In substance the distributors have no price risk because they will always be compensated for the difference between their purchase price (the Original Selling Price) and the recommended selling price; The level of inventory risk is low because the level of inventory is such that obsolescence risk is nil and because of the continuing adjustment of the Recommended Selling Price for the less attractive handsets.

Also, tell us whether your accounting policy is the same under IFRS and US GAAP.

The Company’s accounting under US GAAP and IFRS are the same.

Based upon the criteria in EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, the Company believes that the distributor is substantially an agent:

-	The Company is the primary obligor in the arrangement. Generally, the distributor is not the primary obligor in the arrangement to the extent that returns due to product defect or consumer dissatisfaction are generally the responsibility of the Company. The distributor may act as an intermediary; however they do not bear ultimate risk for product defects or customer dissatisfaction. Moreover, the distributor is not responsible for providing the primary service that the customers are purchasing, i.e. airtime, and the distributor is not ultimately responsible for the acceptability of the product. This is an indicator for net revenue presentation for the distributor and gross revenue presentation for the Company.

-

The Company has general inventory risk.  The distributor takes title to the phones and as such it bears the risk of theft and of destruction. The Company’s contracts with the distributors do not include a price protection mechanism based on the sale price to it, nor a clause of return, and the Company does not have an established practice of accepting returns of phones; however, the inventory risk that the distributor assumes is substantially mitigated by the fact that the Company has a history of compensating the distributor for any discounts (as described above) related to the sale of the handsets. Moreover, through the continuous adjustment by the Company of the distributor’s remuneration to follow evolutions in handset prices offered to customers in association with a telecommunications service contract, whether by the Company’s own retail shops or its competitors’ shops, the risk to the distributor of not selling a handset is also substantially mitigated. Hence, while the distributor retains some inventory risk for loss due to theft or destruction, such occurrences do not represent a significant portion of inventory risks associated with handsets. As the distributor has little inventory risk, this is an indicator for net revenue presentation for the distributor and gross revenue presentation for the Company.

-	The Company has latitude in establishing price. The distributor can theoretically mark up the selling price of phones if it desires; however this rarely occurs as it would reduce the distributor’s ability to attract customers because the distributor does not have control over the pricing of the telecommunications services that are sold concurrently with the handset. The distributor does not have control over the pricing of the entire sale. Through the remuneration mechanisms, the Company ensures that the distributor will be in a position to attract customers, in particular through the incentive that the price of the handset represents. This is an indicator for net revenue presentation for the distributor and gross revenue presentation for the Company.

-	The Company changes the product or performs part of the service. The distributor does not enhance the value of the handset or change the handset purchased by the customer. This is an indicator for net revenue presentation for the distributor and gross revenue presentation for the Company.

-	The Company has discretion in supplier selection. This criterion is not applicable as the Company is looking at this transaction as the relationship between one supplier and multiple distributors.

-	The Company is involved in the determination of product or service specifications. The selection of the handsets included in a package is made by the Company. The distributor nevertheless has some latitude to choose among the handsets proposed by the Company and may sell handsets bought from manufacturers or brokers. This criterion is not a clear determinant. The telephone service which is the main “product” bought by the end customer is completely controlled by the Company not the distributor.

-	The distributor has physical loss inventory risk. The distributor has title to the handsets until they are sold to the customer, in order to make the distributor responsible for any loss due to damage or shrinkage. Therefore, the distributor has physical loss inventory risk. Absent the other indicators, this is an indicator for gross revenue presentation for the distributor and net revenue presentation for the Company.

-	The Company has credit risk. The distributor is responsible for collection of the sales price from customers. This risk is not significant due to the fact the distributors collect payment from customers at the point of sale and delivery of the product, and given the low price of the handset for the end customer. As there is very little credit risk, this is an indicator for net revenue presentation for the distributor and gross revenue presentation for the Company.

-	The amount the Company earns is fixed. Based on the structure of the arrangement between the Company and its distributors, the compensation paid to the distributors is a commission on signing on a customer for the Company’s telecommunications services and the distributors generally do not earn a profit on the sale of the handsets. This is an indicator for net revenue presentation for the distributor and gross revenue presentation for the Company.

As a consequence of the above, the Company concluded that the distributor is an agent as defined in EITF issue No. 99-19 and revenue process for the sale of a handset in a bundled offer is not complete until the distributor completes the sale to the end customer and the phones are activated.

Explain to us in more detail what you mean in the third paragraph of your response to our comment.

With respect to the Staff’s question about the third paragraph in the Company’s previous answer, the Company meant that:

The distributor’s remuneration may or may not include a specified part for the negative margin on the handset, depending on the geographical market or the distributor. Therefore, it may be necessary to determine that portion of the net flows with the distributor that represents the remuneration of its services for enlisting a customer on the Company’s network and that portion that represents the loss between the price it paid for the handset to the Company and the consideration paid by the customer.

This is why the Company uses the sale price of the handset billed to the customer in its own retail shops as the basis for determining the level of revenues associated with the sale of the handset through the distributor.

Note 38.1 Significant Differences Between IFRS and US GAAP

Revenue Recognition (S), page F-151

3.

We note your response to comment #13. Tell us whether you believe that the sale of the handset is an integral part of your business, and therefore held as inventory. If held as inventory, tells us how you considered paragraph 9 of IAS 2 that requires inventories to be measured at the lower of cost or net realizable value. Unless it is concluded, after carefully analysis and considering market condition and competitor price, that it is probable that an entity has the current ability to sell the handset at above cost, it is not clear to us why it would be appropriate to postpone the recognition of the loss until the activation of the handset.

The sale of handsets is an integral part of the Company’s business although incidental to its main activity, i.e. the provision of telecommunications services. The Company primarily sells handsets in order to foster the usage of its services and holds handset inventory for that purpose. These sales occur either on a stand-alone basis (so-called “naked sales” in the industry terminology ) or in connection with the subscription of telecommunications service (so-called “bundled offers”).

In the limited circumstances where either obsolescence or excess stock warrants a disposal of the handsets through a discount sale to brokers, the Company writes down inventories to net realizable value.

The sale of naked handsets occurs for the “technophile” market segment (early adopters of the latest technology or design) or when a customer does not want to recommit itself with an operator. Such sales are made above cost.

A bundled offer associates in a package an offer of telecommunications services and the sale of a handset at a significant discount over the price of a naked handset to induce a customer to use the services of the operator.

With respect to the latter situation, which falls under the purview of IAS 18 §13, the Company recognizes revenue related to the bundle in a manner consistent with EITF 00-21: the delivered item (the handset) is considered to be a separate unit of accounting (see answer to comment 4 below) and the revenue allocated to the delivered item corresponds to the payment received that is not contingent upon the delivery of the telecommunications services. This results in a loss upon the recognition of the handset sale, which takes place at the time of activation when the customer accepts the terms and conditions of the bundled offer.

When determining the Company’s accounting policy with respect to the handset inventory, the Company considered the requirements of IAS 8.7-12 as follows :

A.	It reviewed the following three IAS standards (emphasis added) which establish a requirement for the Company to take into consideration the purpose and economic benefits derived from the sale of handsets as follows:

-	IAS 2 with respect to the estimate of net realizable value for the inventory held. Net realizable value refers to the net amount that an entity expects to realize from the sale of inventory in the ordinary course of business. Estimates of net realizable value take into consideration the purpose for which the inventory is held (IAS 2.31).

-	IAS 37 with respect to onerous contracts for the handset supply contract. An onerous contract is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it (IAS 37.68). If an entity has a contract (which can not be cancelled without paying a compensation) that is onerous, the present obligation under the contract shall be recognized and measured as a provision (IAS 37.66-67).

-	IAS 38 where the costs associated with the acquisition of a customer for the telecommunications services would be analyzed as intangible assets. It states that an intangible asset exists if it is probable that the expected economic benefits that are attributable to the asset will flow to the entity (IAS 38.21).

The Company believes that § 95 of IFRS Framework also provides support for consideration of the purpose and economic benefits derived from the sale of handsets, as it states:

“Expenses are recognized in the income statement on the basis of a direct association between the costs incurred and the earnings of specific items of income. This process, commonly referred to as the matching of costs with revenues, involves the simultaneous or combined recognition of revenues and expenses that result directly and jointly from the same transactions or other events; for example, the various components of expense making up the cost of goods sold are recognized at the same time as the income derived from the sale of the goods. However, the application of the matching concept under this Framework does not allow the recognition of items in the balance sheet which do not meet the definition of assets or liabilities.”[1]

B-	Taking into consideration the purpose and economic benefits derived from the sale of handsets, the Company does not believe the loss on handsets in a bundled offer is indicative of inventory impairment, but merely a marketing incentive employed by the Company to sell airtime and attract customers.

Firstly, the fact that the Company sells handsets at a loss in connection with a service contract does not mean that the handsets can not be sold over the cost of the unit as evidenced by the sales of naked handsets.

_____________________________

    1  The Company believes that paragraph A of Chapter 4 of Accounting Research Bulletin No. 43 as amended by SFAS No. 151 provides similar guidance:

  “In accounting for goods in the inventory at any point of time, the major objective is the matching of proper costs against revenues in order that there may be a proper determination of the realized income. Thus, inventory at any given date is the balance of costs applicable to goods on hand remaining after the matching of absorbed costs with concurrent revenues. This balance is appropriately carried to future periods provided it does not exceed an amount properly chargeable against the revenues expected to be obtained from ultimate disposition of the goods carried forward.”

Secondly, the loss on handsets in a bundled offer is linked, as described above, to (i) a marketing strategy to obtain new customers for the telecommunications services and to foster usage and (ii) the market competitive environment at the time of the subscription. Such a strategy is implemented because the Company expects on average to recover its loss on the handset over a reasonable period of time through the average margin on the telecommunications services. The level of profitability of the Company’s mobile segment has consistently confirmed such expectations.

Such an analysis of IAS 2 is consistent with the one that would be performed under IAS 37. In fact, not to recognize the economic benefits expected in the sale of a handset in a bundle could lead to viewing supply contracts as onerous contracts and to provisioning them as soon as non cancelable orders are placed (i.e. not wait for the delivery of the handset by the manufacturer). The Company found no merit to this treatment as it is contradictory to the purpose for which the Company regularly acquires (and sells) handsets from equipment manufacturers.

The Company eventually elected to charge the loss to income when the customer relationship is established because it believes, as discussed above, that this loss is a marketing incentive that should be charged to income at the same time as other marketing costs (mainly commissions to distributors or payroll cost of the Group’s sales force) are incurred to acquire customers. Also note that the Company considered the possible merits of recognizing an intangible asset associated with the contractual relationship established with the customer (which would include the loss made on the handset). It did not retain this treatment as it cannot demonstrate at the time of acquisition that the costs associated with a given customer will meet the criteria set forth under IAS 38.21a.

C-	The Company has also analyzed the qualitative characteristics of its policy with respect to the attributes set by the Framework:

It found that under the option of recognizing an intangible asset, the understandability and relevance in terms of predictability of the financial information would be affected (i) because potential divergences on the recognition of an intangible asset could arise depending on whether the customer is acquired through a direct or indirect distribution channel, or whether the customer is committed or not to further payment (postpaid vs. prepaid contracts) or whether or not the cost of enforcing a contract exceeds the benefits of the enforcement, (ii) by the continuously evolving patterns of the relationships with customers under the influence of the regulators and market practices and (iii) by the spreading of the commercial incentive over several periods when commercial expenses are a key indicator of the period’s competitive environment.

The Company has also reviewed the accounting policies elected by the major European mobile telcos under IFRS. It has found its accounting policy to be consistent with theirs, thereby increasing the qualitative characteristics of the Company’s financial statements in terms of comparability as required by the Framework.

Therefore, as long as the fair market value of the phones when sold on a stand alone basis are equal to or greater than the Company’s cost of the handsets and the Company can support on a portfolio basis that the overall customer relationship will be profitable, it does not appear that the handset inventory is impaired. The loss the Company incurs when selling phones in conjunction with selling airtime is a voluntary incentive to induce customers to purchase airtime.

4.

Refer to your response to comment 15. We note that you recognize revenue related to the delivered product only if the delivered item has value to the customer on a standalone basis. Tell us whether your mobile handsets have portability or can be used in other operators networks. If not, tell us why you believe your policy complies with paragraph 13 of IAS 18. In this regard, we note in paragraph 13 of IAS 18 that “the recognition criteria are applied to two or more transactions together when they are linked to such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole.”

Mobile handsets sold by the Company have value to the customers on a stand alone basis for the following reasons:

-         Their technology (GSM 2G, 2G+, 3G) is compatible with use on the networks of the competitors in the market.

-         They are not SIM-locked or, if SIM-locked, can be unlocked by the customers (upon request of the appropriate code to the Company or otherwise) for the use of telecommunications services offered by others.

-         There is a market both for the handsets and the telecommunications services independently of their combined sale in a bundled offer

With respect to phone number portability, this is associated with the telecommunications service (not to the handset). In most jurisdictions in which the Company operates, telecommunications regulations require portability in order to foster competition by allowing a customer the continued use of its phone number upon the cancellation of its contract with an operator and its subscription of a new contract with another operator.

*        *        *        *        *

We appreciate your consideration in this matter. If you wish to discuss any of our responses, or have further questions, please do not hesitate to call the undersigned at +33.1.56.59.38.72.

Sincerely,

/s/ Linda Hesse Linda Hesse

Cc:	Mr. Larry Spirgel
Ms. Ivette Leon
United States Securities and Exchange Commission

Mr. Gervais Pellissier
Mr. Pierre Charreton
France Telecom